United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 25, 2024		Director of Investor Relations

Vale's Performance 1Q24

April 25th, 2024

Disclaimer

“This presentation may include statements that present Vale's expectations about future events or results, including without limitation our performance expectation at some sites on slide 7, and cost guidance on slides 13 and 14.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”



1. Opening remarks

Progressing on our drivers

Safety Journey	▪ Technology enhancements supported a 77% reduction in incidents on critical activities. ▪ Peneirinha dam removed from emergency level 1.
Iron Ore Operational Stability	▪ Iron ore production reached 70.8 Mt, highest output for Q1 since 2019. ▪ Iron ore shipments increased 15% y/y, driven by improved operating stability.
Iron Ore Growth and Quality	▪ Vargem Grande project is 89% completed. On track to start-up in Q4. ▪ C1 cash-cost[1] slightly lower y/y, despite FX and inflationary impacts. ▪ Briquette plant project awarded negotiation for IRA funding in the US.
Energy Transition Metals Transformation	▪ Copper production increased 22% y/y driven by Salobo complex performance. ▪ Sudbury operations delivered stronger performance y/y. ▪ ETM partnership: all the regulatory approvals secured; closing in the upcoming weeks.
ESG Leadership	▪ 100% renewable electricity consumption in Brazil, 2 years ahead of schedule. ▪ Aliança Energia: asset-light energy platform to accelerate decarbonization. ▪ Mariana: R$ 36 billion disbursed and ~85% of housing solutions delivered.
Stay disciplined	▪ US$ 2.3 billion dividend paid in March.

ETM: Energy Transition Metals

[1] C1 cash cost, ex-third-party purchases.

VALE

Safety Transformation Program

Number of high-potential consequences events (N2) by critical activity


2019
2023
4
0
11
3
7
2
Automotive Vehicles
Mobile equipment
Eletricity Control

Peneirinha dam removed from level 1

Dams at emergency level (1, 2 and 3)


35
-16
19
2020
Apr-24

24/7 geotechnical **monitoring** centres

100% of the population close to risk areas **removed**

Backup dams for level 3 structures

Robust iron ore production and sales


Iron ore production
(Mt)
6%
67
71
1Q23
1Q24


S11D production
(Mt)
9%
16
18
1Q23
1Q24


Iron ore sales
(Mt)
15%
56
64
1Q23
1Q24

- Highest production for Q1 since 2019
- S11D achieved the highest Q1 production since 2020

VALE

Accelerating breakthrough solutions in iron ore

Tubarão plant ramping-up to produce ~1.5Mt of briquettes in 2024

MoU with Hydnum Steel signed to develop iron ore briquette plant at a green steel project in Spain

Vale selected by US Government to begin award negotiations for briquette plant

Strong copper production at Salobo and better nickel performance at Sudbury

Copper production
(kt)


22%
67
82
1Q23
1Q24

Salobo 3
~90% average throughput rate

Salobo 1 & 2
performance increased 14%

Nickel: improved productivity at Sudbury
Clarabelle mill throughput (kt)


Third-party feed
Own sourced-ore
7%
3,782
4,043
LTM Mar/23
LTM Mar/24

Canadian operations delivered stronger performance y/y

Lower third-party feed consumption

LTM- Last twelve months

Walking the talk on ESG practices and disclosure


VALE
Integrated Report
2023

100% renewable electricity consumption in Brazil, 2 years ahead of schedule

Aliança Energia:
asset-light energy platform to accelerate decarbonization

Sustainalytics:
Score improved from 35.3 to 31.2 points in April

2. Financial Performance



EBITDA: strong sales volumes help compensate temporary impact of lower provisional prices

Proforma EBITDA – 1Q24 vs. 1Q23

US$ million

JVs EBITDA was included in Proforma EBITDA (US$ 203 million in 1Q24)


3,825
-759
-173
-78
566
98
3,479
Iron ore provisional prices impact
Lower nickel prices
$ -69 MM on freight⁵
$ -35 MM in ETM inventories write-down
Higher sales of iron ore and copper
Proforma EBITDA 1Q23[1,2]
Price[3]
Costs and expenses
FX
Volume
Others[4]
Proforma EBITDA 1Q24[1]

[1] Excluding Brumadinho expenses. [2] Restated, including JVs EBITDA (US$ 138 million in 1Q23). [3] Including adjustment of provisional pricing . [4] Including EBITDA from associates and JV's (US$ 65 million) and by-product revenues (US$ 33 million). [5] Considering external effect of spot affreightment rates and bunker fuel cost.

VALE

Provisional prices negatively impacted iron ore price realization by US$ 10/t

Iron ore fines price realization – 1Q24

US$/t


123.6
–1.6
–10.1
111.9
–1.8
–9.4
100.7
-7% vs 1Q23
Average reference price 1Q24 (dmt)
Quality and premiums 1
Impact of pricing system adjustments 2
CFR Reference (dmt) 3
Adjustments for FOB sales
Moisture
Vale realized price (wmt) 4

- 13 Mt provisioned at US$ 102/t vs. US$ 124/t avg.
- 38% of 4Q23 sales (30 Mt) provisioned at US$ 139/t

[1] Includes quality (US$ 0.3/t) and premium/discounts and commercial conditions (US$ – 1.9/t). [2] Including provisional prices adjustments from the 4Q23, booked at US$ 139.1/t, and provisional prices adjustments from the 1Q24, driven by the difference between the weighted average of the prices provisionally set at the end of the quarter at US$ 102.0/t based on forward curves and US$ 123.6/t from the 1Q24 average reference price. [3] Includes freight pricing mechanisms of CFR sales freight recognition. [4] Vale's price is net of taxes.

Iron ore C1: slightly lower unit costs, despite the negative FX effect

Iron ore fines C1 cash cost, ex third-party purchases – 1Q24 vs. 1Q23

US$/t

Guidance 2024
US$ 21.5–23.0/t


23,6
1Q23
-0.7
Demurrage
-0.3
Higher volumes and fixed cost dilution
0,2
Others¹
22,8
1Q24 (ex. FX)
0,7
FX effect²
23,5
1Q24

[1] Including costs related to energy, diesel, efficiency initiatives, and others. [2] Average exchange rate (BRL/USD) was 4.95 in 1Q24 vs. 5.20 in 1Q23.

VALE

ETM: significant unit cost improvement y/y

Copper – Breakeven costs[1]

('000 US$/t)

Guidance 2024
US$ 4.0–4.5k/t


4.5
-26%
3.3
1Q23
1Q24

Main effects in 1Q24

- Fixed cost dilution from Salobo
- Higher by-product revenues driven by higher Salobo volumes

Nickel – Breakeven costs

('000 US$/t)

Guidance 2024
US$ 14.5–16.0k/t


17.1
-14%
14.8
1Q23
1Q24

Main effects in 1Q24

- Higher unit by-product revenues
- Average premiums in 1Q24 of US$ 515/t vs. discount of US$ 60/t in 1Q23

[1] EBITDA breakeven ex-Hu'u.

EBITDA-to-cash conversion of 57%

Free cash flow – 1Q24

US$ million


3,479
1,468
-362
-506
-1,395
-203
-481
2,000
-1,795
205
Strong cash collection from Q4 sales
Dividends: US$ -2.3 bn
Buyback: US$ -0.3 bn
Cash management: US$ 0.8 bn
1Q24 Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses 1
Income tax & REFIS
CAPEX
Associates and JVs EBITDA
Others2
Free Cash Flow
Dividends & others3
Increase in cash and cash equivalents

[1] Includes US$ 254 million in disbursements for Brumadinho and decharacterization provisioned expenses and US$ 108 million of Brumadinho incurred expenses. [2] Includes interest on loans, derivatives, leasing, payments related to Samarco's dam failure and others. [3] Includes US$ 2.328 billion in dividends, US$ 275 million in share buybacks, and US$ 62 million in debt repayment, partially offset by new loans of US$ 870 million.



3. Key takeaways

Key takeaways

- Continued focus on safety and dam management
- Strong operational performance across all commodities
- Progressing towards ESG leadership
- Making progress on our long-term strategic objectives
- Remain disciplined on capital allocation

